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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 2)


                             ---------------------

                            HARMON INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                         ------------------------------

                         FOUR POINTS ACQUISITION, INC.
                            GENERAL ELECTRIC COMPANY
                                   (Offeror)

    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    Common Stock, Par Value $0.25 Per Share

                          Including Associated Rights

                         (Title of Class of Securities)

                                   413136102

                     (CUSIP Number of Class of Securities)

                            ROBERT E. HEALING, ESQ.
                              3135 EASTON TURNPIKE
                       FAIRFIELD, CONNECTICUT 06431-0001
                                 (203) 373-2243
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)

                         ------------------------------

                                    Copy to:
                          JOHN A. MARZULLI, JR., ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO filed by General Electric Company, a New York corporation ("Parent"), and Four Points Acquisition, Inc., a Missouri corporation ("Acquiror") and a wholly owned subsidiary of Parent dated July 25, 2000 (as amended, the "Schedule TO"). The Schedule TO relates to the offer by Acquiror to exchange a fraction of a share of common stock, par value $0.06 per share (the "Parent Shares"), of Parent for each outstanding share of common stock, par value $0.25 per share (the "Shares"), of Harmon Industries, Inc., a Missouri corporation (the "Company"), including the associated rights to purchase common stock, based on an exchange ratio of $30 divided by the Average Parent Price (as defined below), upon the terms and subject to the conditions set forth in the prospectus dated July 25, 2000, as amended on August 22, 2000 (the "Prospectus") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The "Average Parent Price" shall mean the average of the daily volume-weighted sales prices per share of the Parent Shares on the New York Stock Exchange, Inc. for each of the ten consecutive trading days ending on the trading day that is two trading days prior to the date on which the Shares are accepted for payment in the Offer.



    The Offer is made pursuant to an Agreement and Plan of Merger, dated as of July 16, 2000 (the "Merger"). Parent has filed a registration statement with the Securities and Exchange Commission (the "Commission") on Form S-4, as amended on August 22, 2000, relating to the Parent Shares to be issued in the Offer and the Merger (the "Registration Statement"). The information set forth in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Commission by Parent and Acquiror, is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.


ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.


(a)(1)                  Prospectus dated August 22, 2000 (incorporated by reference from GE's Registration Statement on Form S-4 (File
                        No. 333-42170), as amended, filed on August 22, 2000).

(a)(10)                 Press Release issued by Parent on August 21, 2000
                        (incorporated by reference to the filing by Parent on Form
                        425 on August 22, 2000)


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    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 22, 2000


                                                       FOUR POINTS ACQUISITION, INC.

                                                       By:  /s/ JOHN KRENICKI, JR.
                                                            -----------------------------------------
                                                            Name: John Krenicki, Jr.
                                                            Title:  President

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 22, 2000


                                                       GENERAL ELECTRIC COMPANY

                                                       By:  /s/ ROBERT E. HEALING
                                                            -----------------------------------------
                                                            Name: Robert E. Healing
                                                            Title:  Corporate Counsel

                                       3
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                                 EXHIBIT INDEX


       EXHIBIT
         NO.
---------------------
(a)(1)                  Prospectus dated August 22, 2000 (incorporated by reference from GE's Registration Statement on Form S-4 (File
                        No. 333-42170), as amended, filed on August 22, 2000).

(a)(10)                 Press Release issued by Parent on August 21, 2000
                        (incorporated by reference to the filing by Parent on Form
                        425 on August 22, 2000).


                                       4